July 9, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jeffrey P. Riedler
Assistant Director

RE:	Cellular Dynamics International, Inc. Registration Statement on Form S-1 File No. 333-189049

Ladies and Gentlemen:

We are submitting this letter on behalf of Cellular Dynamics International, Inc. (the “Company” or “CDI”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated July 9, 2013 in connection with its review of the Company’s Registration Statement on Form S-1 initially filed with the Commission on June 3, 2013 (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed with the Commission on July 1, 2013. The Staff’s comment is presented in bold italics.

Prospectus summary—Recent developments—Preliminary financial results

1.	Staff Comment: You include disclosure whereby you intend to disclose your anticipated range of revenue for the second quarter of 2013. Please note that when you include this range it should be sufficiently narrow to be meaningful and that we may have additional comments after you provide such range. You should also disclose why you are not able to disclose a preliminary number rather than a range.

Also, please revise your intended disclosure to explain why the presentation of anticipated revenues without any other measure is relevant to investors. Please add disclosure to put this single measure into context, and explain the extent to which your anticipated revenue is indicative of any trends and whether you anticipate other income statement items will or will not follow those trends.

Securities and Exchange Commission

July 9, 2013

Please also note that if second quarter interim financial statements become available prior to the date of effectiveness of the registration statement, you must include them in the filing pre-effectively.

Response: In response to the Staff’s comment, the Company has expanded the disclosure under the heading “Prospectus Summary—Recent developments—Preliminary financial results.” In particular, we note that in response to the Staff’s request to state “whether you anticipate other income statement items will or will not follow these trends,” the Company has added disclosure to the effect that “[a]s with prior quarters, we anticipate operating expenses for the quarter ended June 30, 2013 to be substantially in excess of our revenues and, as discussed elsewhere in this prospectus, we expect to continue to incur significant losses for the foreseeable future.”

At present, the Company does not anticipate that second quarter interim financial statements will become available prior to the date of effectiveness of the Registration Statement.

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Should the staff have additional questions regarding the foregoing, please do not hesitate to contact the undersigned at (414) 287-9258.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Dennis F. Connolly

Dennis F. Connolly